Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland
Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Comm	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (c Director, Ownership S and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	30 March 2004	*No of sheets:*	*1*

Current report 14/2004

The Management Board of KGHM Polska Miedź S.A. announces that on 29 March 2004 the Supervisory Board of KGHM Polska Miedź S.A., expressed its consent to the acquisition by the Company of shares in the increased share capital of "Energetyka" sp. z o.o. with its registered head office in Lubin (a subsidiary of KGHM Polska Miedź S.A.), by PLN 61 842.4 thousand, and its coverage in the following manner:
- by cash in the amount of PLN 5 000.1 thousand, and
- by the transfer of a contribution in kind with a total value of PLN 56 842.3 thousand.

The subject of activities of "Energetyka" sp. z o.o. is the following:
- the production, transmission and distribution of heat and electrical energy;
- the production and distribution of potable water;
- the removal and treatment of sewage;
- the management of rain and industrial water; and
- services respecting the above-mentioned activities.

Those assets transferred as a contribution in kind are related to the Power Plant of the Głogów Copper Smelter and to the Power Plant of the Legnica Copper Smelter (land, buildings and constructions, fixed assets, intangible assets). The book value of these assets in the accounts of the Company amounts to PLN 49 353.9 thousand, while the value which will be recognised in the accounts of "Energetyka" sp. z o.o. amounts to PLN 56 842.3 thousand. The value of the assets transferred was established based on market valuation.
The value of the assets transferred in the form of a contribution in kind exceeds 20% of the shareholders' funds of Energetyka sp. z o.o.
Transferal of these assets is aimed at concentrating the power generation activities of KGHM Polska Miedź S.A. into a single entity, and at improving the structure of the Capital Group by granting "Energetyka" sp. z o.o. the role of sole electrical and heating energy operator for KGHM Polska Miedź S.A.

Legal basis:
(§5, section 1, point 13 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

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